           Supplement To The Offer To Purchase Dated October 17, 2001
                                  Relating To
                     All Outstanding Shares Of Common Stock
                                       of

                           TD Waterhouse Group, Inc.

                         At An Increased Cash Price Of
                            U.S. $9.50 Net Per Share
                                       by

                          TD Waterhouse Holdings, Inc.
                          a wholly owned subsidiary of

                           The Toronto-Dominion Bank
                          ---------------------------

          THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
         MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 14, 2001,
                         UNLESS THE OFFER IS EXTENDED.
                          ---------------------------

     A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF TD WATERHOUSE GROUP, INC. (THE "COMPANY") HAS UNANIMOUSLY DETERMINED THAT THE AMENDED OFFER IS FAIR TO THE COMPANY'S STOCKHOLDERS (OTHER THAN THE TORONTO-DOMINION BANK ("PARENT") AND ITS SUBSIDIARIES), AND, BASED ON THE DETERMINATION OF THE SPECIAL COMMITTEE, THE COMPANY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

                     -------------------------------------

     THIS OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES" OR THE "COMPANY COMMON STOCK") OF THE COMPANY THAT, EXCLUDING THE SHARES OWNED BY PARENT AND ITS SUBSIDIARIES, WILL CONSTITUTE A MAJORITY OF THE REMAINING OUTSTANDING SHARES (EXCLUDING SHARES ISSUABLE UPON EXCHANGE OF EXCHANGEABLE PREFERENCE SHARES ISSUED BY A COMPANY SUBSIDIARY) ON THE EXPIRATION DATE OF THE OFFER. AS OF OCTOBER 30, 2001, PARENT AND ITS SUBSIDIARIES OWNED AN AGGREGATE OF 298,336,200 SHARES, WHICH CONSTITUTED APPROXIMATELY 88% OF THE ISSUED AND OUTSTANDING SHARES. THIS OFFER IS ALSO SUBJECT TO OTHER IMPORTANT TERMS AND CONDITIONS CONTAINED IN THE OFFER TO PURCHASE AND THIS SUPPLEMENT.

                          ---------------------------

                                   IMPORTANT

    If you are a holder of Shares, and you wish to tender your shares in the offer, you should either (i) complete and sign the original (green) Letter of Transmittal (or a facsimile thereof) previously furnished to you or the enclosed revised (blue) Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary or the Canadian Forwarding Agent (each as defined in the Offer to Purchase) and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or the Canadian Forwarding Agent or tender your Shares pursuant to the procedures for book-entry transfer set forth in "The Tender Offer -- Section 3. Procedures for Tendering Shares" in the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or nominee to tender your Shares.

    If you desire to tender Shares and certificates evidencing such Shares are not immediately available, or you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or you cannot deliver all required documents to the Depositary or the Canadian Forwarding Agent prior to the expiration of the offer, you may be able to tender such Shares by following the procedures for guaranteed delivery set forth in "The Tender Offer -- Section 3. Procedures for Tendering Shares" in the Offer to Purchase.

    Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement to the Offer to Purchase, the revised (blue) Letter of Transmittal or other tender offer materials may be directed to MacKenzie Partners, Inc. (the "Information Agent") or, in the United States, Morgan Stanley & Co. Incorporated or, in Canada, TD Securities Inc. (together, the "Dealer Managers") at their respective addresses and telephone numbers set forth on the back cover of this Supplement to the Offer to Purchase.

                          ---------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ---------------------------

                     The Dealer Managers for the Offer are:

               In the United States:                                      In Canada:
                   MORGAN STANLEY                                     TD SECURITIES INC.

October 31, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY TERM SHEET..........................................    3
INTRODUCTION................................................    5
SPECIAL FACTORS.............................................    6
Background of the Amended Offer.............................    6
Position of the Company Regarding the Fairness of the
  Amended Offer.............................................   10
Recommendation of the Special Committee.....................   10
Purpose and Structure of the Amended Offer and the Merger;
  Reasons of Parent For the Amended Offer and the
  Merger -- Reasons for the Transactions....................   11
Position of Parent and the Purchaser Regarding the Fairness
  of the Amended Offer and the Merger.......................   11
Summary of October 26 Financial Analyses by Morgan Stanley &
  Co. Incorporated..........................................   14
The Merger; Plans for the Company after the Amended Offer
  and the Merger; Certain Effects of the Amended Offer......   16
Transactions and Arrangements Concerning the Shares.........   16
THE TENDER OFFER............................................   17
  1. Terms of the Amended Offer; Expiration Date............   17
  2. Acceptance for Payment and Payment for Shares..........   17
  3. Procedures for Tendering Shares........................   17
  4. Withdrawal Rights......................................   17
  5. Price Range of Shares; Dividends.......................   18
  6. Dividends and Distributions............................   18
  7. Certain Conditions to the Amended Offer................   18
  8. Source and Amount of Funds.............................   18

SCHEDULE A  INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
            OF PARENT, THE PURCHASER AND THE COMPANY
SCHEDULE B  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF
            MANAGEMENT
SCHEDULE C  INFORMATION CONCERNING CERTAIN SECURITIES TRANSACTIONS

                               SUMMARY TERM SHEET

     TD Waterhouse Holdings, Inc., a wholly owned subsidiary of The Toronto-Dominion Bank (which we refer to as "TD Bank") is amending its original offer to purchase all the outstanding shares of common stock of TD Waterhouse Group, Inc. to increase the offer price to $9.50 per share in cash. The following are some of the questions that you, as a stockholder of TD Waterhouse Group, may have with respect to the amended offer and answers to those questions. We urge you to carefully read the remainder of this Supplement along with the original Offer to Purchase, dated October 17, 2001, the revised Letter of Transmittal and the other documents to which we refer you because the information contained in this summary may not answer all of your questions and additional important information is contained in these other documents.

HOW HAS THE OFFER BEEN AMENDED?

     We are amending our original offer to purchase your shares of TD Waterhouse Group common stock to increase the offer price from $9.00 per share to $9.50 per share. This price represents a premium of approximately 5.6% over the original offer price and a premium of approximately 53.2% over the closing price of TD Waterhouse common stock on the New York Stock Exchange on October 9, 2001, the last trading day prior to the date on which we announced our intention to make the original tender offer. Canadian stockholders will continue to have the option of receiving payment in U.S. dollars or the Canadian dollar equivalent based on the noon buying rate of exchange as certified by the Federal Reserve Bank of New York on the expiration date of the offer.

     In addition, some of the conditions to the offer have changed, as described below and in "The Tender Offer -- Section 7. Certain Conditions to the Amended Offer" in this supplement.

DOES TD WATERHOUSE GROUP RECOMMEND THAT I TENDER MY SHARES IN THE AMENDED OFFER?

     Yes, based on a recommendation by a special committee of independent directors of TD Waterhouse Group's board of directors, TD Waterhouse recommends that you tender your shares in the amended offer. See "Special
Factors -- Recommendation of the Special Committee" in this supplement. A special committee of independent directors was formed because a majority of TD Waterhouse Group's board of directors (including A. Charles Baillie, Dr. Wendy
K. Dobson, Stephen D. McDonald, Frank J. Petrilli and John M. Thompson) are also directors of TD Bank and/or TD Waterhouse Holdings. None of these persons are members of the special committee. For this reason, the full board of directors has not acted on the offer, and TD Waterhouse Group's recommendation is based solely on the determination by the special committee.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE THE PAYMENT OF THE INCREASED OFFER PRICE?

     TD Bank, the parent company of TD Waterhouse Holdings, will provide TD Waterhouse Holdings with sufficient funds to purchase all shares of TD Waterhouse Group common stock validly tendered and not withdrawn in the amended offer and to provide funding for the second-step merger of TD Waterhouse Holdings and TD Waterhouse Group which is expected to follow the successful completion of the amended offer. We anticipate that TD Bank will obtain approximately $246,000,000 of these funds through a common equity offering in Canada and the remainder of these funds will be obtained from its existing resources, including funds raised in the ordinary course of its banking business and internally generated funds of TD Bank and its subsidiaries. The common equity offering is expected to close on November 1, 2001. HOWEVER, THE TENDER OFFER IS NOT CONDITIONED UPON ANY FINANCING ARRANGEMENTS AND TD BANK HAS THE FINANCIAL RESOURCES AVAILABLE TO COMPLETE THE OFFER AND THE MERGER WHETHER OR NOT ITS EQUITY OFFERING IS COMPLETED. For these reasons, we do not think our financial condition is relevant to your decision whether to tender in the offer. See "The Tender Offer -- Section 9. Source and Amount of Funds" in the Offer to Purchase and "The Tender Offer -- Section 8. Source and Amount of Funds" in this supplement.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE AMENDED OFFER?

     The amended offer is subject to several conditions, including the condition that there be tendered and not withdrawn a number of shares of TD Waterhouse Group common stock that, excluding the shares of common stock owned by TD Bank and its subsidiaries, constitutes a majority of the outstanding shares of common stock (excluding for this purpose shares of common stock issuable upon exchange of exchangeable preference shares issued by a TD Waterhouse Group subsidiary and held by TD Bank and some of its subsidiaries.) We calculate the minimum number of shares of common stock required to be tendered in order to satisfy this condition to be approximately 20,317,701 shares as of October 30, 2001. We do not believe that we need to obtain any antitrust, bank regulatory or other material governmental approvals, consents or clearances in order to complete this offer. See "The Tender Offer -- Section 7. Certain Conditions to the Amended Offer" in this supplement and "The Tender Offer -- Section 13. Certain Conditions to the Offer" in the Offer to Purchase.

IF I HAVE ALREADY TENDERED MY SHARES IN THE ORIGINAL OFFER, DO I HAVE TO DO ANYTHING NOW?

     No, stockholders do not have to take any action regarding any shares of TD Waterhouse Group common stock already validly tendered and not withdrawn. If the amended offer is completed, these shares will be accepted for payment and you will receive the increased price of $9.50 per share without the need for any further action on your part.

HAS THE EXPIRATION DATE OF THE OFFER BEEN CHANGED?

     No, the expiration date of the offer is still 12:00 midnight, New York City time, on Wednesday, November 14, 2001, unless the offer is extended.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You can call MacKenzie Partners at (212) 929-5500 (call collect) or (800) 322-2885 (call toll free), or in the United States, Morgan Stanley & Co. Incorporated at (212) 761-7029 (call collect) or, in Canada, TD Securities at
(416) 307-8023 (call collect). MacKenzie Partners is acting as the Information Agent for our tender offer. Morgan Stanley & Co. Incorporated is acting as the Dealer Manager for our offer in the United States and TD Securities is acting as the Dealer Manager for our offer in Canada. See the back cover of this Supplement.

TO THE HOLDERS OF COMMON STOCK OF TD WATERHOUSE GROUP, INC.:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated October 17, 2001 (the "Offer to Purchase") of TD Waterhouse Holdings, Inc. (the "Purchaser"), a Delaware corporation and wholly owned subsidiary of The Toronto-Dominion Bank, a Canadian chartered bank ("Parent"), pursuant to which the Purchaser is now offering to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares" or the "Company Common Stock"), of TD Waterhouse Group, Inc., a Delaware corporation (the "Company"), at an increased price of $9.50 per Share, net to the seller in cash (the "Amended Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase as amended and supplemented by this supplement to the Offer to Purchase (the "Supplement") and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Amended Offer").

     A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE AMENDED OFFER IS FAIR TO THE COMPANY'S STOCKHOLDERS (OTHER THAN PARENT AND ITS SUBSIDIARIES) AND THE COMPANY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

     The Amended Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration date a number of Shares that, excluding Shares owned by Parent and its subsidiaries, constitutes a majority of the remaining outstanding Shares (excluding for this purpose Shares issuable upon exchange of the Exchangeable Preference Shares) on the expiration date of the Offer (the "Minimum Condition"). Parent and the Purchaser calculate that approximately 20,317,701 Shares must be tendered in order to satisfy the Minimum Condition. The Offer is subject to certain additional conditions. See "The Tender Offer --
Section 13. Certain Conditions to the Offer" in the Offer to Purchase and "The Tender Offer -- Section 7. Certain Conditions to the Amended Offer" in this Supplement. The Purchaser reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC")) to amend or waive any one or more of the terms and conditions of the Offer, other than the Minimum Condition, which may not be waived without the consent of the Special Committee.

     This Supplement to the Offer to Purchase should be read in connection with the Offer to Purchase. Except as expressly set forth in this Supplement and the revised (blue) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal previously mailed to stockholders remain applicable in all respects to the Amended Offer. Capitalized terms used but not defined herein have the meaning set forth in the Offer to Purchase.

     Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer. Stockholders are not required to take any further action with respect to such Shares in order to receive the increased offer price of $9.50 per Share if Shares are accepted for payment and paid for by the Purchaser pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See "The Tender Offer -- Section 3. Procedures for Tendering Shares" in the Offer to Purchase.

     Procedures for tendering Shares are set forth in "The Tender
Offer -- Section 3. Procedures for Tendering Shares" in this Supplement. Tendering stockholders may continue to use the original (green) Letter of Transmittal and the original (yellow) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (blue) Letter of Transmittal and the revised (gray) Notice of Guaranteed Delivery circulated with this Supplement. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the increased offer price per Share described in this Supplement if Shares are accepted for payment and paid for by the Purchaser pursuant to the Amended Offer.

     Stockholders are urged to read the Offer to Purchase, this Supplement and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

                                SPECIAL FACTORS

     BACKGROUND OF THE AMENDED OFFER. The discussion set forth in "Special Factors -- Background of this Offer" in the Offer to Purchase is amended, restated and supplemented as follows:

     In 1999 Parent formed the Company to serve as the holding company for all of Parent's worldwide self-directed brokerage operations in connection with an initial public offering of common stock of the Company. The initial public offering, which was completed in June of that year, involved the issuance by the Company of 43.4 million newly-issued Shares representing approximately 11.5% of its capital stock (including Shares issuable upon exchange of the Exchangeable Preference Shares). The Shares issued in the initial public offering were sold at a per share price to the public of $24.00.

     Parent organized the sale of a portion of the Company to the public for several reasons. First, at that time the stocks of self-directed brokerage companies, and particularly those with substantial online operations, traded at substantially higher multiples than those of commercial banks and other, more traditional financial services providers. Parent concluded that this higher multiple was not fully reflected in the trading prices of Parent's own common shares, and that creating a separate market in the common stock of its self-directed brokerage operations, in which Parent would retain a majority ownership position, would ultimately be reflected in higher values for its own shares. In addition, Parent believed that there would be a greater degree of transparency with respect to the operating results and earnings potential of its self-directed brokerage operations, and therefore more accurate valuations, if those businesses were publicly traded rather than operated as divisions and subsidiaries of a much larger and more diversified company. Finally, Parent believed that having a publicly traded stock that directly reflected the results and earnings potential of its self-directed brokerage operations would provide an acquisition currency that could be used for future acquisitions as the self-directed brokerage industry experienced consolidation.

     Since that time, several events described under "Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" in the Offer to Purchase and "-- Purpose and Structure of the Amended Offer and the Merger; Reasons of Parent for the Amended Offer and the Merger -- Reasons for the Transactions" in this Supplement have occurred that caused Parent to re-evaluate the benefits of continuing to operate the Company as a publicly traded company. Beginning in the spring of 2001, Parent began a reassessment of the Company's operations and future strategy and how that related to Parent's operating strategies and business plans.

     In April 2001, executives of Parent and the Company, including A. Charles Baillie, Chairman and Chief Executive Officer of Parent, W. Edmund Clark, the President and Chief Operating Officer of Parent, and Stephen D. McDonald, a Vice Chair of Parent and the Chief Executive Officer of the Company, began discussions concerning the advantages and disadvantages of the Company's status as a publicly traded company. The principal advantages of the Company's public status considered at this and the other meetings described in this paragraph were the ones described above, and related benefits, that had been the basis for Parent's decision to take the Company public. These advantages included: the potential use of the Shares as an acquisition currency; the goal of attaining more accurate valuations of the Company based on the increased transparency of its financial results and earnings potential, and related opportunities for greater analyst and media coverage; and the ability to attract and retain top quality employees through use of stock-based incentives. The principal disadvantages considered, which are described in more detail in the Offer to Purchase under "Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Parent For the Offer and the Merger" and in this Supplement under "Purpose and Structure of the Amended Offer and the Merger; Reasons of Parent for the Amended Offer and the Merger -- Reasons for the Transactions", were the constraints on Parent's ability to integrate the Company's business with its other businesses resulting from the operation of the Company and Parent as separate public companies, and the decreased utility of the Shares as an acquisition currency and as employee compensation due to the decline in the market price of the Shares. Discussions regarding these advantages and disadvantages continued on an informal basis until a meeting on June 5, 2001, where executives of Parent and the Company, including Messrs. Baillie, Clark and McDonald, met to discuss in depth these advantages and disadvantages of maintaining the Company as a publicly traded company. Following this meeting and after additional consideration, Parent concluded that, as of that time, the advantages discussed above on balance outweighed the disadvantages and accordingly decided to maintain the status of the Company as a publicly traded company for at least the near term.

     In August and early September of 2001, during regularly scheduled management meetings, executives of Parent and the Company, including Messrs. Baillie, Clark and McDonald, discussed the various benefits of and impediments to operating the Company's business and Parent's full service brokerage business with a more integrated branding and business approach. The principal benefits discussed were the ability to serve the growing customer demand for seamless, broad-based services, the ability to cross-sell full service and self-directed brokerage services to customers and the synergies possible from further integrating aspects of the two businesses, including marketing, sales, systems administration, product development and distribution, operations and administration and regulatory compliance. The principal impediments considered were the constraints, including regulatory limitations and other considerations of a public company, including respecting the rights of minority stockholders, related to the operation of Parent and the Company as separate companies with independent stockholder bases. On September 6, 2001, the Company's executive management, including John See, a Vice Chair of the Company, gave a presentation to the Company's board of directors detailing the merits of such an approach. The presentation focused on the principal benefits described above and noted the strength of the Company's brand, the advantages of providing the choice to customers of a self-directed or full-service brokerage and the advantage of simplifying cross-selling opportunities. A discussion ensued regarding the presentation and the areas of the two businesses, described above, that could benefit from further integration and the disadvantages of providing self-directed and investment advisory services through separate legal entities and websites, but no decision or recommendation was made by the board of directors of the Company at that time.

     At the same time as the Company was discussing the benefits of and impediments to an integrated approach to the Company's business and Parent's full service brokerage business, executive officers of Parent and the Company, including Messrs. Baillie, Clark and McDonald, again discussed the possibility of a transaction involving the purchase of the remaining outstanding Shares of the Company not owned by Parent and its subsidiaries. These internal discussions continued through September and into early October, and focused on whether the advantages discussed earlier in the year of maintaining the Company's public status still outweighed the disadvantages, particularly in view of the growing desirability of more fully integrating the Company's business and Parent's full service brokerage business. In September Parent retained Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisor to provide it with financial advice and assistance in connection with a possible acquisition of all of the Shares not already owned by Parent and the Purchaser. Following these internal discussions, Parent concluded that in light of the developing changes in its own operating strategies -- in particular, its growing focus on being able to provide seamless, broad-based services using a more integrated branding and business approach, plans for which had been developed much more fully during August and September, as noted above, and endorsed by the Company's executive management at its September 6 board meeting -- and the continuing deterioration in the operating environment for self-directed brokerage companies, the advantages of integrating Parent's and the Company's businesses more fully had come, at that point, to outweigh the possible advantages of maintaining a public trading market in the Shares. Parent's assessment of the deterioration in the operating environment for self-directed brokerage companies included the substantial decrease in the Company's current and projected operating performance that occurred between the spring and the fall of 2001, which is discussed in greater detail below under "-- Position of Parent and the Purchaser Regarding Fairness of the Amended Offer and the Merger." Parent's assessment of the decreased advantage, between the spring and the fall of 2001, of having a public float in the Shares was based in part on the fact that the trading price of the Shares had declined substantially and continuously over that period. The trading price of the Shares had, for example, declined almost 19% from April 2, 2001 to September 4, 2001 and more than 39% from April 2, 2001 to October 1, 2001. That decline, coupled with the limited opportunities for consolidation in the self-directed brokerage business and the availability of other means of financing such opportunities (for example, by using common shares of the Parent), led to the change in Parent's assessment.

     On October 2, 2001, Mr. McDonald called Steven Dodge and Leo Hindery, the two members of the Company's board of directors who have no present or former affiliation with Parent, the Purchaser or the

Company except in their capacity as directors of the Company, to inform them that Parent was considering making an offer to acquire all of the Shares not already owned by Parent. Mr. McDonald told Mr. Dodge and Mr. Hindery that Parent expected to formalize its offer at a later date, but would not ask the Company's board of directors or any committee of the board to approve the offer. Mr. McDonald notified the other directors of the Company of Parent's plans with respect to the proposed offer over the next few days.

     In connection with a presentation to Mr. McDonald and David Kay, a Senior Vice President of Parent, on October 4, 2001, and further discussions with Mr. McDonald on October 8, 2001, Morgan Stanley discussed the conclusions derived from its financial analyses. The financial analyses of Morgan Stanley are summarized in the Offer to Purchase under "Special Factors -- Summary of Financial Analyses by Morgan Stanley & Co. Incorporated."

     On October 9, 2001, Parent's and the Purchaser's boards of directors approved the original Offer and the proposal to acquire all of the Shares not held by Parent and its subsidiaries and authorized Parent's executive management to determine the final terms and timing of the Offer. Also on October 9, 2001, representatives of Parent advised the Company's board of directors of Parent's intention to commence the Offer and to take the Company private. Parent noted that the final terms of the Offer and the timing of the commencement of the Offer had not been determined by Parent's executive management at that time. Parent indicated that it did not require any approval by the Company's board to commence or complete the Offer or, following completion of the Offer, to acquire the remaining publicly held shares of Company Common Stock through a merger and, accordingly, Parent was not requesting that the Company's board of directors approve these transactions. Parent also indicated that it viewed the Company as an integral component of Parent's long-term growth strategy and accordingly would not consider or participate in any alternative transaction involving any sale of the Company or of Parent's or the Purchaser's interests therein to a third party.

     After the briefing of the Company's board of directors by Parent, the Company's board of directors voted to establish a special committee of the Company's board comprised of Steven Dodge and Leo Hindery, as independent directors (the "Special Committee"). The Special Committee was authorized to consider and recommend to the full board of directors of the Company the actions that the full board should take in connection with the proposed offer by Parent, including a recommendation with respect to the position, if any, that the full board should take in connection with the solicitation/recommendation statement on Schedule 14D-9 required by SEC rules to be filed by the Company. The Special Committee was also authorized to retain independent legal and financial advisors at the Company's expense. Representatives of Parent told the Special Committee that Parent would notify the Special Committee prior to publicly announcing the Offer, which they did on October 10, 2001.

     On October 10, 2001, Parent's executive management met and determined the Offer Price of $9.00 and issued a press release announcing its intention to make the Offer at that price. Parent set the tender offer price at $9.00 per share based on its determination that it represented a price that would be fair and acceptable to the Company's stockholders while at the same time not cause unacceptable dilution to Parent's earnings per share. A more detailed discussion of the financial and other factors and considerations on which this determination was based is set forth in the Offer to Purchase under "Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger" and in this Supplement under "-- Purpose and Structure of the Amended Offer and the Merger" and "-- Position of Parent and the Purchaser Regarding Fairness of the Amended Offer and the Merger."

     On October 25, 2001, Messrs. Hindery and Dodge telephoned Mr. Baillie and advised him that, after discussions with their legal and financial advisors, the Special Committee had preliminarily concluded that it would be inclined to recommend that stockholders not tender their Shares at the then-effective Offer Price of $9.00 per Share, but would be prepared to recommend that stockholders tender their Shares if the Offer Price were increased to $10.75 per Share. Mr. Baillie advised Messrs. Hindery and Dodge that it was Parent's belief that the price offered by Parent was fair and reasonable, and that Parent and its financial advisor did not agree with the financial analyses prepared by the Special Committee's financial advisor, Salomon Smith Barney Inc. ("Salomon Smith Barney"), which the Special Committee had considered in its deliberations and portions of which had, at the Special Committee's instruction, been provided to Morgan Stanley. Later on October 25,

2001, representatives of Parent requested that the Special Committee receive a presentation from Morgan Stanley. The Special Committee agreed to receive such a presentation.

     As noted above, prior to the presentation by Morgan Stanley, at the Special Committee's instruction, Salomon Smith Barney provided to Morgan Stanley portions of the financial analyses presented by Salomon Smith Barney to the Special Committee and Parent. Those portions of Salomon Smith Barney's financial analysis showed that, based upon increases in the stock prices of Charles Schwab, E*Trade and Ameritrade between October 9 and October 23, 2001, the implied price of the Shares (without any premium) was $8.02 per Share, that the reference range of the selected companies analysis was $9.50 to $11.50 per Share, that the reference range of the going private selected premiums analysis was $9.33 to $11.00 per Share, and that the reference range of the discounted cash flow analysis was $9.54 to $11.54 per Share. Morgan Stanley and Salomon Smith Barney then discussed their respective valuation methodologies and certain differences in their analyses. Morgan Stanley then briefed Parent on these discussions and the Salomon Smith Barney analyses.

     On October 26, 2001, the Special Committee met, with its legal and financial advisors and Morgan Stanley present, to discuss the financial analysis performed by Morgan Stanley. At the meeting, Morgan Stanley discussed with the Special Committee its October 26th analyses and how it compared to the financial analysis that Salomon Smith Barney had presented to the Special Committee. Morgan Stanley noted that several analysts had expressed the view that the $9.00 Offer Price was fair to the Company's public stockholders and also noted that in its view the increases in the prices of the stock of E*Trade Group, Ameritrade Holding Corporation and Charles Schwab Corporation since October 9, 2001 were in whole or in significant part due to takeover speculation or improved performance at non-brokerage business segments, factors that Morgan Stanley did not believe should affect the value of the Company. Salomon Smith Barney observed that the increase in the stock prices of selected on-line brokerage companies appeared in its view to be driven in part by favorable earnings announcements of E*Trade and Charles Schwab that reflected a trend in the industry and would likely favorably impact the valuation of the Company in the absence of the Offer. Salomon Smith Barney and Morgan Stanley also discussed their differing views on the appropriate range of growth rates and terminal multiples to be used in the discounted cash flow analysis. Morgan Stanley's presentation is described under "-- Summary of October 26, 2001 Financial Analyses by Morgan Stanley & Co. Incorporated" in this Supplement and Salomon Smith Barney's presentation to the Special Committee is described in the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which is incorporated herein by reference.

     Following the meeting, Mr. Hindery telephoned Mr. Baillie and advised him that the Special Committee had reaffirmed its view that it would recommend that stockholders of the Company not tender their Shares at the price of $9.00 per Share. Mr. Hindery and Mr. Baillie agreed to meet the following morning.

     Mr. Hindery and Mr. Baillie met on the morning of October 27, 2001 and had a further discussion concerning the Offer. During this discussion, Mr. Baillie indicated that Parent continued to believe the $9.00 Offer Price was fair, but in the interests of addressing the Special Committee's concerns on price, might be prepared to increase the Offer Price if doing so would lead to the Special Committee recommending the Offer or remaining neutral. Mr. Hindery indicated that the Special Committee would welcome an increase in the Offer Price, and might be prepared to recommend the Offer at a price below $10.75. No specific price between $9.00 and $10.75 was discussed at the meeting.

     On the afternoon of October 27, Mr. Hindery called Mr. Baillie and advised him that the Special Committee would be prepared to recommend the Offer if the Offer Price were increased to $10.00 per Share or above. Mr. Hindery also indicated that the Special Committee's view at that time, based upon the transaction terms then proposed, was that it would be neutral or would recommend rejection of the Offer at lower prices.

     On October 29, 2001, following a meeting of executives of Parent and Parent's legal and financial advisors, Mr. Baillie telephoned Mr. Hindery to inform him that Parent was willing to increase the Offer Price to $9.50 if that would result in a positive recommendation of the Special Committee but that Parent would continue with its $9.00 offer if the Special Committee did not approve the proposed $9.50 per Share price.

Later that morning, Mr. Hindery telephoned Mr. Baillie and told him that the Special Committee continued to believe that an Offer Price of $10.00 or more per Share was appropriate and could be supported by the Special Committee.

     By unanimous written consent, adopted on October 30, 2001, the board of directors of the Company adopted a resolution granting to the Special Committee the power and authority to determine, in its sole discretion, the position, if any, of the Company with respect to the Offer for purposes of Rule 14d-9 and Rule 14e-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to prepare and cause the Company to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments or supplements to that statement that the Special Committee determines are appropriate.

     Mr. McDonald met with Mr. Hindery on the morning of October 30, 2001 to further discuss the Offer. During that discussion, Mr. McDonald indicated that Parent strongly believed that the increase in the Offer Price to $9.50 per Share that it had previously proposed was fair, and again asked Mr. Hindery to accept the conditional price increase that Parent had previously proposed. Following deliberation with the Special Committee's legal advisors, Mr. Hindery advised Mr. McDonald that, subject to the concurrence of the other Special Committee member (who had been unable to attend the Special Committee's meeting), his preliminary view was that he would be prepared to recommend the Offer to stockholders of the Company if either (i) the Offer Price were increased to $9.75 per Share or (ii) the Offer Price were increased to $9.50 per Share and the Offer were made contingent on a majority of the publicly held Shares being tendered. In a separate telephone call, Mr. Dodge indicated to Mr. McDonald that without the structural protection of such new tender offer condition, he could not recommend the Offer at any price lower than $9.75 per Share. Later on October 30, 2001, Mr. McDonald communicated to Mr. Hindery that Parent was prepared to increase the Offer Price to $9.50 per Share, and to make the Offer subject to the condition that a majority of the publicly held Shares be tendered, if the Special Committee would recommend the Offer as revised. Following that call, the Special Committee met with its legal and financial advisors and approved the Offer as revised.

     Concurrently with these discussions with the Special Committee, lawyers for Parent also conducted discussions and negotiations with lawyers for the plaintiffs in the litigation described in "The Tender Offer -- Section 14. Certain Legal Matters -- Stockholder Litigation" in the Offer to Purchase. These discussions covered, among other things, financial and other changes to the terms of the Offer that address the matters raised by the plaintiffs in the pending litigation. On October 30, 2001, Parent and the Company reached an agreement in principle with plaintiffs, based upon the increase in the Offer Price and the revised Minimum Condition, to settle all pending stockholder litigation in Delaware. The agreement is subject to the approval of the Delaware Chancery Court.

POSITION OF THE COMPANY REGARDING THE FAIRNESS OF THE AMENDED OFFER

     The rules of the SEC require the Company to express its belief as to the fairness of the Amended Offer to stockholders of the Company who are not affiliated with Parent and the Purchaser. The Company has provided its statement of belief in the Solicitation/Recommendation Statement on Schedule 14D-9, dated October 30, 2001, and mailed to stockholders. The Schedule 14D-9 is also filed as an exhibit to Amendment No. 2 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the SEC by Parent, the Purchaser and the Company.

RECOMMENDATION OF THE SPECIAL COMMITTEE

     On October 30, 2001, the Special Committee of the Company determined that the Amended Offer is fair to the Company's unaffiliated stockholders (other than Parent, the Purchaser and their affiliates) and resolved to recommend to the Company's stockholders that they accept the Amended Offer and tender their Shares in response thereto. Pursuant to authority delegated to it by the full board of directors of the Company on October 30, the Special Committee determined that the Company's position on the Amended Offer, for purposes of Rules 14d-9 and 14e-2 under the Exchange Act, is to recommend that stockholders accept the Amended Offer. Because of actual or potential conflicts of interest on the part of all of the members of the Company's Board of Directors other than the members of the Special Committee, the Company's full board has not acted on the Amended Offer and Parent does not expect that it will act. Accordingly, the Company's position on the Amended Offer has been determined solely by the Special Committee.

     PURPOSE AND STRUCTURE OF THE AMENDED OFFER AND THE MERGER; REASONS OF PARENT FOR THE AMENDED OFFER AND THE MERGER -- REASONS FOR THE
TRANSACTIONS.  The discussion set forth under the heading "Special
Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Parent For the Offer and the Merger -- Reasons for the Transactions" in the Offer to Purchase is amended and supplemented as follows:

     Parent decided to pursue the Offer and the Merger in October 2001, rather than at another time, because changes in its own operating strategies, including the growing desirability of operating the Company's and Parent's businesses on a more integrated basis, and its view that there were fewer possibilities of consolidation in the Company's industry and that any such possibilities could be funded using common shares of Parent or other financing sources, rather than Company Common Stock, which strategies and view became much more fully developed between April and October of 2001, combined with substantial and continuing deterioration in the operating environment for self-directed brokerage companies during this period (and the corresponding decline in the trading prices of the Shares), caused Parent to conclude that the advantages of consolidating the Company as a wholly owned subsidiary had come to outweigh the benefits (which had declined over this period) of continuing to maintain the Company as a publicly traded entity. The detailed factors and reasons considered by Parent in this assessment, and how it changed over the course of this year, are described above under "-- Background of the Amended Offer" and below under "-- Position of Parent and the Purchaser Regarding the Fairness of the Amended Offer and the Merger."

     The determination to proceed with the transaction at this time would also, in the view of Parent, afford the Company's unaffiliated stockholders the benefit of having the opportunity to dispose of their Shares at a substantial premium over market prices of the Shares prior to the time that Parent's intention to make the Offer was announced and the ability for stockholders to receive cash for all of their Shares in a prompt and orderly fashion.

     POSITION OF PARENT AND THE PURCHASER REGARDING THE FAIRNESS OF THE AMENDED OFFER AND THE MERGER. The discussion set forth under the heading "Special Factors -- Position of Parent and the Purchaser Regarding the Fairness of the Offer and the Merger" in the Offer to Purchase is amended and restated as follows:

     The rules of the SEC require Parent and the Purchaser to express their belief as to the fairness of the Amended Offer and the Merger to stockholders of the Company who are not affiliated with Parent and the Purchaser.

     Parent and the Purchaser believe that the Amended Offer and the Merger are both substantively and procedurally fair to the Company's unaffiliated stockholders. Parent and the Purchaser base their belief on the following factors, each of which, in their judgment, supported their views as to the fairness of the Amended Offer and the Merger:

          (i) The unanimous recommendation of the Special Committee, consisting entirely of directors not affiliated with Parent, that unaffiliated stockholders of the Company tender their Shares in the Amended Offer.

          (ii) The fact that the Special Committee received an opinion from its independent financial advisor, Salomon Smith Barney, dated October 30, 2001, to the effect that, as of the date of the opinion and based on and subject to matters described in the opinion, the amended Offer Price of $9.50 was fair, from a financial point of view, to the holders of Shares (other than Parent, the Purchaser and their respective affiliates).

          (iii) The fact that the Amended Offer Price resulted from negotiations regarding price between the Special Committee and Parent.

          (iv) The fact that the Amended Offer is now subject to the condition that a majority of the Shares held by unaffiliated stockholders be tendered and not withdrawn prior to the expiration of the Amended Offer, and that this condition cannot be waived without the consent of the Special Committee.

          (v) The historical and forecasted financial performance of the Company, including the financial forecasts prepared in and dated as of September/October 2001 (the "Fall 2001 Forecasts") for the fourth quarter of fiscal year 2001 and for fiscal years 2002 and 2003, which were prepared by the Company as part of its normal operations (see "The Tender
     Offer -- Section 7. Certain Information Concerning the Company -- Certain Forecasted Financial Data" in the Offer to Purchase), as well as the current and anticipated operating environment and market conditions for self-directed brokerage companies. Parent noted that over the past year the volatile and deteriorating stock market and economic conditions had led to substantial decreases in the Company's revenues and operating performance, and had resulted in the Company's first-ever quarterly loss, on a reported basis, in its fiscal quarter ended July 31, 2001 (including restructuring charges). Parent also noted that the Fall 2001 Forecasts were materially lower than the current consensus analysts' estimates which, based on typical updating cycles for analysts, would be lowered by the analysts when the Company reported earnings for the quarter. Parent assumed that the trading prices for the Shares would be likely to fall further in response to such revisions.

          (vi) The fact that the Amended Offer Price was within or exceeded the range of implied offer prices suggested by the Morgan Stanley financial analyses. See "-- Background of the Amended Offer" in this Supplement and "Special Factors -- Summary of Financial Analyses by Morgan Stanley & Co. Incorporated" in the Offer to Purchase. In reaching its determination as to the fairness of the Amended Offer and the Merger, Parent and the Purchaser adopted Morgan Stanley's analyses.

          (vii) Parent's view that the decline in the trading prices of the Shares over the past year -- which mirrors the decline in the stock prices of the Company's principal competitors -- reflects broader adverse market trends and weakening long-term growth prospects affecting all companies in this sector, including a substantial decrease in retail investor activity. This has resulted in sharp drops in trading volume, much lower levels of outstanding margin loans, declining active account growth, and large decreases in the value of assets held for customers. Parent noted, for example, that the Company's reported monthly activity results for August 2001 (the most recently available at the time that Parent announced its intention to make the Offer) showed that total customer assets, total average trades per day, new accounts opened and outstanding month-end margin loans decreased by 26%, 44%, 41% and 51%, respectively, from August 2000. Parent further noted that total customer assets, new accounts opened and outstanding month-end margin loans decreased by an additional 8%, 11% and 15%, respectively, from August to September 2001, and that while average trades per day increased from 78,300 in August to 105,800 in September, average daily trading activity had dropped back to approximately 94,000 by the middle of October. In addition, Parent does not believe that the stock market and financial conditions on which the Company's business model was based at the time it went public in 1999 are likely to return in the foreseeable future or that any new business model based on current and foreseeable market conditions and trends would support the valuations ascribed to the Company at the time of its initial public offering (see "The Tender Offer -- Section 7. Certain Information Concerning the
     Company -- Certain Forecasted Financial Data" in the Offer to Purchase).

          (viii) The fact that the consideration to be paid in the Amended Offer represents a 53.2% premium over the reported closing sale price of the Shares on the New York Stock Exchange, Inc. (the "NYSE") on October 9, 2001, the last trading day prior to the date on which Parent's intention to make the original Offer was announced, and a premium of approximately 50% over the 30-day average closing sale price on the NYSE and approximately 30% over the 60-day average closing sale price.

          (ix) The fact that the consideration to be paid in the Amended Offer represents a multiple of 1.63 times the Company's October 31, 2000 book value per share.

          (x) The fact that the Amended Offer and the Merger will each provide consideration to the stockholders of the Company (other than Parent and the Purchaser) entirely in cash.

          (xi) The fact that the Amended Offer and the Merger will provide liquidity for public stockholders whose ability to sell their Shares is adversely affected by the limited trading volume and low public float in the Shares.

          (xii) The fact that each Company stockholder will be able to decide voluntarily whether or not to tender such stockholder's Shares in the Amended Offer, and if such stockholder elects not to tender, he or she will receive exactly the same type and amount of consideration in the Merger which is expected to follow completion of the Amended Offer. In addition, stockholders who do not tender their Shares in the Amended Offer would be entitled, upon consummation of the Merger following completion of the Amended Offer, to exercise Delaware statutory appraisal rights in the Merger, which allow stockholders to have the fair value of their Shares determined by the Delaware Chancery Court and paid to them in cash.

     Neither Parent nor Purchaser considered the Company's previous financial forecasts prepared in and dated as of March 2001 (the "Spring 2001 Forecasts" and, together with the Fall 2001 Forecasts, the "Company Forecasts") for fiscal years 2001-2004, as they believed the Spring 2001 Forecasts no longer represented an accurate basis for forecasting the future performance of the Company, for the reasons described in "The Tender Offer -- Section 7. Certain Information Concerning the Company -- Certain Forecasted Financial Data" in the Offer to Purchase. Parent and the Purchaser also did not consider the potential for alternative transactions involving the Company since Parent, as the controlling stockholder of the Company, had determined that the Company was an integral component of its long-term growth strategy and accordingly would not consider or participate in any alternative transaction involving any sale of the Company or of Parent's or the Purchaser's interests therein to a third party.

     Parent and the Purchaser considered as negative factors in connection with their consideration of the substantive fairness of the Amended Offer and the Merger that the Offer Price represented only an 8% premium to the 120-day average closing price, a 20% discount to the 360-day average closing price and a 60% discount to the initial public offering price of the Shares nearly two and one-half years ago. However, Parent and the Purchaser did not believe these comparisons were meaningful because of the fundamental changes that had occurred in the operating environment for self-directed brokerage companies during the course of this year, which was reflected in the trading prices for the Company Common Stock as well as for its competitors.

     Except for the foregoing and as set forth below, Parent and the Purchaser did not consider any other factors as being negative in connection with their evaluation of the substantive and procedural fairness of the Amended Offer and the Merger to unaffiliated stockholders of the Company.

     Neither Parent nor the Purchaser found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. The liquidation of the Company's assets was not considered to be a viable course of action based on Parent's desire for the Company to continue to conduct its business as a subsidiary of Parent and remain an integral component of Parent's overall strategy. Also, Parent and the Purchaser did not consider liquidation to be a viable means of valuing a business such as the Company, because a major component of the value consists of customer relationships that would be lost if the Company were not to continue as a going concern. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares. In addition, Parent is not aware of any offer made during the last two years for the Company, thus no comparison of the Offer Price was made to any such offer. Parent and the Purchaser did not calculate a single going concern value for the Company, but did consider the range of implied offer prices suggested by the Morgan Stanley analyses discussed in the Offer to Purchase under "Special Factors -- Summary of Financial Analyses by Morgan Stanley & Co. Incorporated". Parent and the Purchaser were aware of, but did not adopt or rely on, the financial analyses prepared by Salomon Smith Barney for the Special Committee as described above under "-- Background of the Amended Offer" and below under "-- Summary of October 26, 2001 Financial Analyses by Morgan Stanley & Co. Incorporated."

     In determining that the Amended Offer and the Merger are procedurally fair to the Company's unaffiliated stockholders, Parent and the Purchaser considered the fact that the Amended Offer is conditioned on the tender of a majority of the Shares held by stockholders not affiliated with Parent, and that Parent has agreed not to waive this condition without the Special Committee's approval. In addition, Parent and the

Purchaser concluded that the Amended Offer and the Merger are procedurally fair to the unaffiliated stockholders of the Company because, as discussed in (iii) above, the Amended Offer Price was the result of negotiations with respect to price between Parent and the Special Committee. In addition, as discussed in (x) and (xii) above, the Amended Offer and the Merger will provide consideration entirely in cash; each stockholder will be able to decide voluntarily whether to tender Shares in the Amended Offer; the Amended Offer is not coercive because if the Amended Offer is completed and the Merger occurs, each stockholder will receive exactly the same type and amount of consideration per Share as was paid in the Amended Offer; and stockholders who do not tender in the Amended Offer would be entitled, upon consummation of the Merger, to exercise statutory appraisal rights. Parent and the Purchaser also noted that stockholders will have the benefit of the recommendation of the independent Special Committee in deciding what action to take.

     Neither Parent nor the Purchaser considered with respect to the fairness of the Amended Offer the purchase prices paid by the Purchaser for Shares during the second quarter of fiscal 2001, which are disclosed on Schedule C of the Offer to Purchase. These Share repurchases were made on the NYSE at then-prevailing prices. As a result of the continuing deterioration in the operating environment for self-directed brokerage companies and the general decline in market prices after the repurchases were made, the trading price of the Shares dropped by 44%, from the $11.12 average price paid by the Purchaser in March 2001 to the $6.20 per Share closing price on October 9, 2001 (the last trading day prior to the day on which Parent announced its intention to make the Offer). Additionally, neither Parent nor the Purchaser considered with respect to the fairness of the Amended Offer the purchase price paid by Parent for the Exchangeable Preference Shares in connection with the sale of CT Financial Services Inc. to TD Waterhouse Canada, which is more fully described in the Offer to Purchase under "Special Factors -- Related Party
Transactions -- Certain Transactions Between Parent and the Company" and in footnote (2) to Schedule B to the Offer to Purchase. The purchase of these Exchangeable Preference Shares was effected in an exchange for assets, rather than for cash, and additionally, as described above, market conditions have changed significantly and adversely since that time.

     The foregoing discussion of the information and factors considered and given weight by Parent and the Purchaser is not intended to be exhaustive but is believed to include all material factors considered by Parent and the Purchaser.

     Parent and the Purchaser's views as to the fairness of the Amended Offer to unaffiliated stockholders of the Company should not be construed as a recommendation to any stockholder as to whether that stockholder should tender such stockholder's Shares in the Amended Offer.

SUMMARY OF OCTOBER 26, 2001 FINANCIAL ANALYSES BY MORGAN STANLEY & CO. INCORPORATED

     In connection with the meetings with the Special Committee and Salomon Smith Barney that are described above under "-- Background of the Amended Offer", Morgan Stanley also performed the following analyses. Parent did not request, and Morgan Stanley did not provide to Parent or the Purchaser or any other stockholders of the Company, any opinion as to the fairness of the Amended Offer Price, any price to be paid in the Merger or any appraisal or other valuation of the Company's assets.

     The following is a summary of the material financial analyses performed by Morgan Stanley in its October 26, 2001 presentation. However, it does not purport to be a complete description of the financial analyses performed by Morgan Stanley. In addition, the following summaries of analyses include information in tabular format. The tables should be read together with the text of each summary.

     Long Term Net Income Growth Rate. Morgan Stanley compared publicly available mean long term growth rate estimates for the Company from August 22, 2001 through October 9, 2001 to the 2002 -- 2007 growth rate estimate used in Salomon Smith Barney's discounted cash flow analysis reflected in an analyst's report and the range of implied perpetual growth rates from the Morgan Stanley discounted cash flow analysis summarized above and the range of perpetual growth rates implied by the Salomon Smith Barney discounted cash flow analysis presented to the Special Committee. The Salomon Smith Barney discounted cash flow analysis is described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company and incorporated by the Purchaser in this Supplement by reference.

     The following table presents the results of this analysis.

                                                                              IMPLIED
                                                                             PERPETUAL
                                                                            GROWTH RATE
LONG TERM NET INCOME GROWTH RATE                              LT GROWTH %     RANGE %
--------------------------------                              -----------   -----------
Salomon Smith Barney Discounted Cash Flow Analysis..........     26.2                --
Mean of Street Estimates....................................     18.8                --
Salomon Smith Barney Discounted Cash Flow Analysis..........       --         18.7-15.7
Morgan Stanley Discounted Cash Flow Analysis................       --          10.7-7.3

     Terminal Multiple. Morgan Stanley selected the following publicly traded companies engaged in regional brokerage businesses, which for purposes of this analysis Morgan Stanley judged to represent mature companies in the brokerage industry that were indicative of the way the Company might trade in the future:

     - A.G. Edwards, Inc.

     - Raymond James Financial, Inc.

     For each of these selected companies, Morgan Stanley calculated a price to calendar year 2002 estimated cash earnings per share multiple (derived from publicly available earnings estimates and the closing market prices of the stock of such companies on October 23, 2001) and compared long term growth rates, where available, to the range of implied perpetual growth rates from the Morgan Stanley discounted cash flow analysis summarized above and the range of perpetual growth rates implied by the Salomon Smith Barney discounted cash flow analysis described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company.

     The following table presents with respect to this analysis the mean of such analysis for this group of companies.

TERMINAL MULTIPLE                          PRICE           LONG TERM      IMPLIED PERPETUAL
CURRENT TRADING LEVELS               CY 2002E CASH EPS   GROWTH RATE %   GROWTH RATE RANGE %
----------------------               -----------------   -------------   -------------------
Average of Comparable Companies....       13.50x             15.0                     --
Salomon Smith Barney Discounted
  Cash Flow Analysis...............           --               --              18.7-15.7
Morgan Stanley Discounted Cash Flow
  Analysis.........................           --               --               10.7-7.3

     Merger Speculation Impact on Competitors' Price Performance. Morgan Stanley selected the following publicly traded companies engaged in discount brokerage businesses, which for purposes of this analysis Morgan Stanley judged to be comparable to that of the Company:

     - The Charles Schwab Corporation

     - E*TRADE Group, Inc.

     - Ameritrade Holding Corp.

     For each of these selected companies and the Company, Morgan Stanley calculated the theoretical merger speculation impact on these selected companies using the October 9, 2001 closing market prices for such companies, the October 11, 2001 (the day after the Offer was publicly announced) closing market prices for such companies, and the October 23, 2001 closing market prices for such companies. This analysis included the percentage change in closing market prices from October 9, 2001 to October 11, 2001, the percentage change in closing market prices from October 9, 2001 to October 23, 2001, and the percentage change in closing market prices from October 9, 2001 to October 23, 2001, excluding the theoretical impact of announcement of the Offer.

     The following table presents with respect to this analysis the mean of such analysis for the comparable companies.

Market Movement

                                                            % CHANGE FROM
                                                           UNAFFECTED STOCK    EXCLUDING IMPACT
                                           10/9 - 10/11    PRICE ON 10/9 TO    OF ANNOUNCEMENT
COMPANY                                      % CHANGE           10/23              % CHANGE
-------                                    ------------    ----------------    ----------------
Average Change...........................      17.0%             29.3%               12.3%

     Morgan Stanley then utilized the average impact from the merger speculation to derive a 17% decrease to the ranges contained in the Salomon Smith Barney presentation for their comparable companies analysis and going private premiums analysis. This analysis yielded a range of implied per share value of $7.99 -- $9.55 for the comparable companies analysis and a range of implied per share value of $7.74 -- $9.13 for the going private premiums analysis.

     No company utilized in any of these group comparison analyses is identical to the Company. In evaluating this group, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and the groups. These other matters include the impact of competition on the business of the Company and the groups and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company and the groups or in the industry or financial markets in general. Mathematical analysis, such as determining the mean, is not in itself a meaningful method of using group data.

     Morgan Stanley and its affiliates render various financial advisory and investment banking services to Parent and its affiliates, including providing investment advisory services to Parent mutual funds and participating in Parent securities offerings, and are expected to continue to render such services, for which they have received and expect to continue to receive customary compensation from Parent and its affiliates. During the past two years, Morgan Stanley and its affiliates have received compensation from Parent and its affiliates in an aggregate amount of approximately $2.4 million.

     THE MERGER; PLANS FOR THE COMPANY AFTER THE AMENDED OFFER AND THE MERGER; CERTAIN EFFECTS OF THE AMENDED OFFER. The discussion set forth in "Special Factors-The Merger; Plans for the Company after the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase is amended and supplemented as follows:

     None of Parent, the Purchaser or the Company intends to grant unaffiliated stockholders of the Company access to the corporate files of Parent or the Purchaser or to obtain counsel or appraisal services for unaffiliated stockholders of the Company. Parent and the Purchaser note, however, that as described above, the Special Committee of independent directors did retain counsel and financial advisors at the Company's expense and did have access to the Company's corporate files, including its detailed earnings projections.

     TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES. The discussion set forth in "Special Factors-Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is amended and supplemented as follows:

     To the best of Parent's, the Purchaser's and the Company's knowledge, all of the directors and executive officers of the Company, other than those individuals, if any, for whom the tender of Shares could cause them to incur liability under the provisions of the Exchange Act, or to the extent their Shares are restricted shares, currently intend to tender all Shares owned by them pursuant to the Offer.

     In June 1999 the Company completed its initial public offering in which it sold 43.4 million newly issued Shares in registered offerings in the U.S. and Canada at a price to the public of $24 per Share, resulting in aggregate cash proceeds to the Company, after payment of underwriting discounts and offering expenses, of approximately $1 billion.

                                THE TENDER OFFER

     1. Terms of the Amended Offer; Expiration Date. The discussion set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 1. Terms of the Offer; Expiration Date" is hereby amended and supplemented as follows:

     Subject to applicable law and the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the Purchaser also expressly reserves the right:

          (1) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or further amend the Amended Offer if any of the conditions referred to in Section 13 of the Offer to Purchase has not been satisfied or upon the occurrence of any of the events specified in Section 13 of the Offer to Purchase; or

          (2) waive any condition, other than the Minimum Condition, which may not be waived without the consent of the Special Committee, or otherwise further amend the Amended Offer in any respect,

in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described in the Offer to Purchase.

     Notwithstanding anything in the Amended Offer to the contrary, however, all conditions to the Amended Offer, other than those dependent upon necessary government approval, must be satisfied or waived on or before the Expiration Date.

     2. Acceptance for Payment and Payment for Shares. The Purchaser will accept for payment, and will pay for, the Shares in the Amended Offer as set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 2. Acceptance for Payment and Payment for Shares" as amended and supplemented by the following:

     Upon the terms and subject to the conditions of the Amended Offer (including, if the Amended Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not withdrawn, promptly after the Expiration Date, provided that the Amended Offer shall not have been terminated by such date. If there is a Subsequent Offering Period, all Shares tendered prior to the Expiration Date will be immediately accepted for payment and promptly paid for following the Expiration Date and all Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the SEC, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares until satisfaction of all conditions to the Amended Offer relating to governmental approval.

     3. Procedures for Tendering Shares. The procedures for tendering Shares are set forth in the Offer to Purchase under the heading "The Tender
Offer -- Section 3. Procedures for Tendering Shares." Stockholders tendering shares may use the original (green) Letter of Transmittal that was distributed with the Offer to Purchase or the revised (blue) Letter of Transmittal distributed with this Supplement and will in either event receive the increased price of $9.50 per Share, upon the terms and subject to the conditions of the Amended Offer.

     4. Withdrawal Rights. The rights of withdrawal pursuant to the Amended Offer are set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 4. Withdrawal Rights."

     5. Price Range of Shares; Dividends. The discussion set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 6. Price Range of Shares; Dividends" is hereby amended and supplemented as follows:

     The following table sets forth, for the periods indicated, the reported high and low closing sales prices per Share on the NYSE as reported on the New York Stock Exchange Composite Tape and the TSE.

                                      NYSE

                                                                HIGH        LOW
                                                              ---------   --------
Fourth Quarter of Fiscal 2001 (through October 30, 2001)....     $10.00      $5.48

                                      TSE

                                                                HIGH        LOW
                                                              ---------   --------
Fourth Quarter of Fiscal 2001(through October 30, 2001).....  Cdn$15.30   Cdn$8.30

     On October 29, 2001, the last full trading day prior to the announcement of the increase in the Offer Price to $9.50, the last sale price per Share as reported on the NYSE and the TSE was $9.44 and Cdn$14.85, respectively. On October 9, 2001, the last trading day prior to the date on which Parent's intention to make the Offer was announced, the last sale price per Share as reported on the NYSE and the TSE was $6.20 and Cdn$9.70, respectively. Stockholders are urged to obtain a current market quotation for the Shares.

     6. Dividends and Distributions. The discussion set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 10. Dividends and Distributions" is hereby supplemented by adding the following paragraph at the end thereof:

     As more fully described under the heading "The Tender Offer -- Section 1. Terms of the Offer; Expiration Date" in the Offer to Purchase, if the Purchaser decreases the consideration to be paid for Shares pursuant to the Amended Offer, including any decrease described in clause (1) above, such decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Amended Offer and, if the Amended Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such decrease is first published, sent or given to holders of Shares, the Amended Offer will be extended until the expiration of such ten business day period.

     7. Certain Conditions to the Amended Offer. The discussion set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 13. Certain Conditions to the Offer" is hereby supplemented as follows:

     In addition to the conditions set forth in the Offer to Purchase under the heading "The Tender Offer -- Section 13. Certain Conditions to the Offer", the Amended Offer is also subject to the additional condition that the Special Committee, or the Company acting upon the direction of the Special Committee, shall not have withdrawn or amended or modified in a manner adverse to the Purchaser or Parent (whether by amendment to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 or otherwise) its recommendation of the Amended Offer at any time on or prior to the Expiration Date.

     Notwithstanding anything in the Amended Offer to the contrary, all conditions to the Amended Offer, other than those dependent upon necessary government approval, must be satisfied or waived on or before the Expiration Date.

     8. Source and Amount of Funds. The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

     As a result of the increase in the Offer Price to $9.50 per Share, Parent and the Purchaser estimate that the total amount of funds now required to acquire all of the outstanding shares in the Amended Offer and the

Merger and to pay related fees and expenses has increased from approximately $370.4 million to approximately $390.7 million. The Purchaser will obtain such additional funds from Parent, which expects to obtain such additional funds from existing resources, including funds raised in the ordinary course of its banking business and internally generated funds of Parent and its subsidiaries. The Amended Offer is not conditioned on any financing arrangements.

                                                                      SCHEDULE A

     Schedule A of the Offer to Purchase is hereby supplemented by the following:

     3. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY. Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of the Company. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise stated, each executive officer of the Company has been employed in such position or in other executive or management positions with the Company for at least five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Company. Unless otherwise noted, each person identified below is a United States citizen. The principal place of business address of the Company and, unless otherwise indicated, the business address of each person identified below is c/o TD Waterhouse Group, Inc., 100 Wall Street, New York, New York 10005, Tel: (212) 806-3500.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
            NAME AND CITIZENSHIP                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
            --------------------                 --------------------------------------------------
A. Charles Baillie*..........................  A. Charles Baillie is a member of the Board of
  (Canadian citizen)                           Directors and Chairman. See description in Item 1
  The Toronto-Dominion Bank                    above.
  Toronto-Dominion Bank Tower
  Toronto-Dominion Centre
  P.O. Box 1
  55 King Street West
  Toronto, Ontario M5K 1A2
Wendy K. Dobson*.............................  Wendy K. Dobson is a member of the Board of Directors.
  (Canadian citizen)                           See description in Item 1 above.
  105 St. George Street
  Toronto, Ontario M5S 3E6
Steven B. Dodge*.............................  Steven B. Dodge is a member of the Board of Directors.
  American Tower Corporation                   Mr. Dodge is Chairman and Chief Executive Officer of
  116 Huntington Avenue, 11th Floor            American Tower Corporation. Mr. Dodge was also a
  Boston, MA 02116                             founder and Chief Executive Officer of American Radio
                                               Systems Corporation and American Cable Systems.
Leo J. Hindery, Jr.*.........................  Leo J. Hindery, Jr. is a member of the Board of
  HL Capital, Inc.                             Directors. Mr. Hindery is Chairman of HL Capital, Inc.
  405 Lexington Avenue, 48th Floor             and Chairman and Chief Executive Officer of The YES
  New York, NY 10174                           Network. From December 1999 until January 2001, he was
                                               Chairman and Chief Executive Officer of GlobalCenter
                                               Inc. From March 2000 until October 2000, Mr. Hindery
                                               served as the Chief Executive Officer of Global
                                               Crossing Ltd. Prior to joining GlobalCenter Inc., Mr.
                                               Hindery served as President and Chief Executive
                                               Officer of AT&T Broadband & Internet Services.
                                               Previously, Mr. Hindery was President of
                                               Telecommunications, Inc., to which position he was
                                               elected on March 1, 1999. Prior to joining
                                               Telecommunications, Inc., Mr. Hindery was Managing
                                               General Partner of InterMedia Partners, which he
                                               founded in 1988.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
            NAME AND CITIZENSHIP                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
            --------------------                 --------------------------------------------------
Stephen D. McDonald*.........................  Stephen D. McDonald serves as the Chief Executive
  (Canadian citizen)                           Officer and Deputy Chairman of the Board of Directors.
                                               See description in Item 1 above.
Frank J. Petrilli*...........................  Frank J. Petrilli has served as President and Chief
                                               Operating Officer since 1999. Mr. Petrilli is also a
                                               member of The Board of Directors. See description in
                                               Item 1 above.
John M. Thompson*............................  John M. Thompson is a member of the Board of
  (Canadian citizen)                           Directors. See description in Item 1 above.
  New Orchard Road
  Armonk, NY 10504
Lawrence M. Waterhouse, Jr.*.................  Lawrence M. Waterhouse, Jr. is a member of the Board of Directors. See description in Item 2 above.
Joseph N. Barra..............................  Joseph N. Barra serves as Executive Vice President. In
                                               January 2001, Mr. Barra became President of TD
                                               Waterhouse Investor Services, Inc. Since January 1997,
                                               Mr. Barra has also served as President of National
                                               Investor Services Corp. and Chief Executive Officer
                                               since March 1998. Mr. Barra joined TD Waterhouse
                                               Holdings, Inc. in 1996 as President of the clearing
                                               division of Waterhouse Securities.
A. Wayne Kyle................................  A. Wayne Kyle serves as Executive Vice President,
  (Canadian citizen)                           Human Resources. See description in Item 2 above.
Bharat B. Masrani............................  Bharat B. Masrani serves as a Vice Chair. See
  (Canadian and United Kingdom citizen)        description in Item 1 above.
  The Toronto-Dominion Bank
  Toronto-Dominion Bank Tower
  Toronto-Dominion Centre
  P.O. Box 1
  55 King Street West
  Toronto, Ontario M5K 1A2
Randall M. Miller............................  Randall M. Miller serves as Executive Vice President and Chief Marketing Officer. See description in Item 2
                                               above.
Richard H. Neiman............................  Richard H. Neiman serves as Executive Vice President,
                                               General Counsel and Secretary. See description in Item
                                               2 above.
Gerard J. O'Mahoney..........................  Gerard J. O'Mahoney serves as Executive Vice
  (Canadian citizen)                           President. Mr. O'Mahoney also served as Senior Vice
  The Toronto-Dominion Bank                    President, TD Securities Services, Wealth Management
  Toronto-Dominion Bank Tower                  Services (1996- 1999).
  Toronto-Dominion Centre
  P.O. Box 1
  55 King Street West
  Toronto, Ontario M5K 1A2
Richard J. Rzasa.............................  Richard J. Rzasa serves as a Vice Chair and as Chief
                                               Information Officer. See description in Item 1 above.
John G. See..................................  John G. See serves as a Vice Chair. See description in
                                               Item 1 above.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
            NAME AND CITIZENSHIP                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
            --------------------                 --------------------------------------------------
B. Kevin Sterns..............................  B. Kevin Sterns serves as Executive Vice President and
  (United States and Canadian citizen)         Chief Financial Officer. See description in Item 2
                                               above.
Diane E. Walker..............................  Diane E. Walker serves as a Vice Chair and as Chief
  (Canadian citizen)                           Administrative Officer. See description in Item 1
                                               above.

---------------
* Director of the Company.

                                                                      SCHEDULE B

     Schedule B of the Offer to Purchase is hereby amended in its entirety by the following:

                   SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth the current ownership of Shares by Parent, the Purchaser and the Company (including their respective directors and executive officers).

                                                       AMOUNT AND NATURE OF     PERCENT OF
NAME                                                     BENEFICIAL OWNER     COMMON STOCK(1)
----                                                   --------------------   ---------------
The Toronto-Dominion Bank............................      337,706,350(2)          89.3
TD Waterhouse Holdings, Inc. ........................      293,345,198             86.5
Stephen D. McDonald..................................          205,000(3)          *
Frank J. Petrilli....................................          191,858(4)          *
Lawrence M. Waterhouse, Jr. .........................           10,000             *
Richard H. Neiman....................................           43,160(5)          *
B. Kevin Sterns......................................           41,500(6)          *
Richard J. Rzasa.....................................           84,200(7)          *
A. Wayne Kyle........................................           44,500(8)          *
Randall M. Miller....................................           55,534(9)          *
A. Charles Baillie...................................            3,000(10)         *
Wendy K. Dobson......................................            8,000(11)         *
Brian F. MacNeill....................................            1,100(12)         *
Roger Phillips.......................................              800(13)         *
Edward S. Rogers.....................................           50,000(14)         *
John M. Thompson.....................................           26,000(15)         *
Richard M. Thomson...................................              800             *
Daniel A. Marinangeli................................              750(16)         *
Bharat B. Masrani....................................          100,750(17)         *
John G. See..........................................          104,200(18)         *
Joseph N. Barra......................................          102,400(19)         *
Steven B. Dodge......................................           18,500(20)         *
Leo J. Hindery, Jr. .................................           31,000(21)         *
Gerard J. O'Mahoney..................................          115,000(22)         *

---------------
  *  less than 1%

 (1) Based on 338,371,600 shares outstanding as of October 16, 2001. Shares subject to options that are exercisable within 60 days of October 15, 2001 and the Exchangeable Preference Shares are deemed beneficially owned by the person holding such options or such Exchangeable Preference Shares for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purposes of computing the percentage of any other person.

 (2) The amount reported represents both direct and indirect holdings of Company Common Stock and includes 39,370,150. Shares issuable upon the exercise of the Exchangeable Preference Shares which were issued to Parent and its wholly-owned subsidiary, TD Securities, in connection with the Reorganization and in connection with the purchase of CT Securities Inc. in April 2000 by TD Waterhouse Canada. Pursuant to the Reorganization, 4,991,002 Shares were issued to Parent and 292,008,998 Shares and one special voting preferred share of the Company were issued to the Purchaser.

     Parent, as the parent company of the Purchaser, is the indirect beneficial owner of the 329,345,198 Shares and one special voting preferred share held by the Purchaser. In addition, Parent is the direct beneficial owner of 3,370,150 Exchangeable Preference Shares, which were issued in April 2000 in connection with the acquisition of CT Securities Inc., and the indirect beneficial owner of 1,336,200 Shares issued to the Purchaser.

 (3) The amount reported includes 12,223 Shares held pursuant to a deferred compensation plan administered by Parent. The amount reported also includes options to purchase 128,000 Shares that are exercisable within 60 days of October 15, 2001.

 (4) The amount reported includes 6,758 Shares held pursuant to the Company's profit sharing plan and 5,350 Shares held pursuant to the Company's 401(k) plan. The amount reported also includes options to purchase 128,250 Shares that are exercisable within 60 days of October 15, 2001.

 (5) The amount reported includes 1,660 Shares held pursuant to the Company's profit sharing plan. The amount reported also includes options to purchase 36,500 Shares that are exercisable within 60 days of October 15, 2001.

 (6) The amount reported also includes options to purchase 36,500 Shares that are exercisable within 60 days of October 15, 2001.

 (7) The amount reported includes 100 Shares held indirectly by custodial account and 300 Shares held by Mr. Rzasa's wife. The amount reported also includes options to purchase 62,500 Shares that are exercisable within 60 days of October 15, 2001.

 (8) The amount reported also includes options to purchase 36,500 Shares that are exercisable within 60 days of October 15, 2001.

 (9) The amount reported includes 7,827 Shares held pursuant to the Company's profit sharing plan and 2,207 Shares held pursuant to the Company's 401(k) plan. The amount reported also includes options to purchase 41,500 Shares that are exercisable within 60 days of October 15, 2001.

(10) The Shares reported are beneficially owned by 1260514 Ontario Inc., a company subject to Mr. Baillie's control. Mr. Baillie is the indirect owner of these shares.

(11) The amount reported includes options to purchase 6,000 Shares that are exercisable within 60 days of October 15, 2001.

(12) 400 of the 1,000 Shares reported are registered in the name of Brenda J. MacNeill, spouse.

(13) The Shares reported are held in the name of La Sauciere Investments, Inc., 2022 Cornwall, Suite 205, Regina, Saskatchewan, 54P 2K5, Canada.

(14) The Shares reported are held in the name of Rogers Foundation.

(15) The amount reported includes options to purchase 6,000 Shares that are exercisable within 60 days of October 15, 2001.

(16) The Shares reported are held in the name of spouse.

(17) The amount reported includes options to purchase 85,750 Shares that are exercisable within 60 days of October 15, 2001.

(18) The amount reported includes 950 Shares held in the Parent's Employee Savings Plan and options to purchase 73,250 Shares that are exercisable within 60 days of October 15, 2001.

(19) The amount reported includes 400 Shares held indirectly as custodian for a minor and options to purchase 92,000 Shares that are exercisable within 60 days of October 31, 2001.

(20) The amount reported includes options to purchase 6,000 Shares that are exercisable within 60 days of October 31, 2001.

(21) The amount reported includes options to purchase 6,000 Shares that are exercisable within 60 days of October 31, 2001.

(22) The amount reported includes options to purchase 82,500 Shares that are exercisable within 60 days of October 31, 2001.

                                                                      SCHEDULE C

     Schedule C of the Offer to Purchase is hereby amended in its entirety by the following:

             INFORMATION CONCERNING CERTAIN SECURITIES TRANSACTIONS

     The following sets forth information with respect to purchases of the Company Common Stock by Parent, the Purchaser and the Company during the past two years.(1)

                                                                                           AVG. PURCHASE
                                                      NUMBER OF        RANGE OF PRICES     PRICE(2) PER
                                                   SHARES PURCHASED     PAID PER SHARE     SHARE DURING
QUARTER/YEAR                         PURCHASER      DURING QUARTER    DURING QUARTER ($)    QUARTER ($)
------------                       -------------   ----------------   ------------------   -------------
2nd Quarter/Fiscal 2001..........  The Purchaser      1,336,200        10.0274-13.6286        11.1209
3rd Quarter/Fiscal 2001..........  The Company        1,447,600         9.9960-12.0024        11.3887

---------------

(1) See footnote no. 2 to Schedule B to this Offer to Purchase for a description of the purchase of CT Securities Inc. by TD Waterhouse Canada pursuant to which Parent was issued Exchangeable Preference Shares which are exchangeable for Shares.

(2) Purchase prices exclude commissions.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary or the Canadian Forwarding Agent at one of their respective addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                          MELLON INVESTOR SERVICES LLC

             BY MAIL               BY OVERNIGHT COURIER DELIVERY             BY HAND
    Reorganization Department        Reorganization Department      Reorganization Department
          P.O. Box 3301                  85 Challenger Road          120 Broadway, 13th Floor
South Hackensack, New Jersey 07606       Mail Stop -- Reorg          New York, New York 10271
                                    Ridgefield Park, New Jersey
                                               07660

                THE CANADIAN FORWARDING AGENT FOR THE OFFER IS:
                           CIBC MELLON TRUST COMPANY

                          BY HAND OR COURIER DELIVERY

                                 199 Bay Street
                              Commerce Court West
                                Securities Level
                            Toronto, Ontario M5L 1G9
                           Attention: Courier Window

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of the Offer to Purchase, this Supplement to Offer to Purchase and the revised (blue) Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                           [MACKENZIE PARTNERS LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                    Telephone: (212) 929-5500 (call collect)
                                       or
                         Call Toll Free (800) 322-2885

                     THE DEALER MANAGERS FOR THE OFFER ARE:

            IN THE UNITED STATES:                                IN CANADA:
                MORGAN STANLEY                               TD SECURITIES INC.
                1585 Broadway                            66 Wellington Street West
           New York, New York 10036                         8th Floor P.O. Box 1
        (212) 761-7029 (call collect)                   Toronto Dominion Bank Tower
                                                          Toronto-Dominion Centre
                                                          Toronto, Ontario M5K 1A2
                                                       (416) 307-8023 (call collect)